Via EDGAR

HSN, Inc.
1 HSN Drive
St. Petersburg, FL 33729

June 16, 2016

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. William H. Thompson

Re:     HSN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 8-K
Filed May 4, 2016
File No. 001-34061

Dear Mr. Thompson:

HSN, Inc. (the “Company”) hereby acknowledges receipt of the comment letter dated June 6, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the filings referred to above.

As discussed with the Staff on June 15, 2016 by representatives of the Company, the Company intends to file its written response to the Staff comment letter on or before July 6, 2016.

Please contact Bill Hunter (Senior Vice President / Corporate Controller) at (727) 872-7913 should you have any questions or comments regarding this letter.

Sincerely,
HSN, Inc.

By: /s/ Judy A. Schmeling
Judy A. Schmeling
Chief Operating Officer and Chief Financial Officer